TREVENA, INC.

955 Chesterbrook Blvd., Suite 200

Chesterbrook, PA 19087

June 26, 2018

VIA EDGAR TRANSMISSION

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ada D. Sarmento

Re:	Trevena, Inc.
Registration Statement on Form S-3
SEC File No. 333-225685

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended, Trevena, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective at 4:01 p.m., New York City time, on June 29, 2018 or as soon thereafter as practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Brent Siler of Cooley LLP, counsel to the Company, at (202) 728-7040, or in his absence, Owen Williams of Cooley LLP at (202) 842-7843.  Thank you very much for your consideration of this request.

Very truly yours,

/s/ John M. Limongelli
John M. Limongelli, Esq.
Senior Vice President, General Counsel and Chief Administrative Officer